Exhibit 1

Name	Principal Business/Occupation	Principal Business Address	Citizenship
Michael Mandelbaum	Manager of Broad Park Investors, L.L.C.	354 Eisenhower Parkway, Suite 1900 Livingston, New Jersey 07039	United States
Jonathan Mandelbaum	Manager of Cavity, L.L.C., the General Partner of Chewy Gooey Cookies, L.P.	354 Eisenhower Parkway, Suite 1900 Livingston, New Jersey 07039	United States